FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	New BlackBerry OS 10.2.1 Lets You Do More, More Easily	3.

Document 1

  NEWS RELEASE
January 28, 2014

FOR IMMEDIATE RELEASE

New BlackBerry OS 10.2.1 Lets You Do More, More Easily

Update includes hundreds of new enhancements and refinements and is rolling out to customers through carriers around the world beginning today

Waterloo, Ontario – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced BlackBerry® 10 OS version 10.2.1, a new software update for BlackBerry 10 smartphones that lets you do more, more easily, and helps you be more productive and stay better connected.

BlackBerry OS 10.2.1 includes hundreds of new enhancements and refinements that will make the things you do every day faster and easier:

•
Customize Pinch Gesture to Filter BlackBerry® Hub - BlackBerry Hub lets you access all your messages and notifications in one place. A new feature lets you instantly filter the message list in the Hub. You can customize the Hub to show only Unread Messages, Flagged Messages, Draft Messages, Meeting Invites, Sent Messages or Level 1 Alerts. Once the filter criterion is set, you can simply activate it with a pinch gesture on the Hub’s message list.

•
Simplified Phone Experience - The phone includes a new incoming call screen that lets you swipe to the left to answer or swipe right to ignore a call. New intuitive icons allow you to instantly silence the call, or send a Reply Now response through BBM™, SMS or email that you can’t answer the phone right away. You can choose from a list of standard automated responses or respond with a personalized note.

•	SMS and Email Groups - You can now create SMS and email groups for more efficient broadcast communications.

•
Actionable Lock Screen Notifications - You can now “Tap to open” a message that appears on the lock screen, letting you respond to an important message much quicker or to check messages more discreetly.

•
Picture Password for Quick Unlocking - You can quickly unlock your phone using a combination of a picture and a number (0-9) of your choice, which you place at a particular point on the image. When you try to unlock the phone, the picture will appear along with a grid of random numbers. To unlock, simply drag the grid so the number you selected overlays the particular point on the image.

•
Customizable Quick Settings Menu - You can now customize what appears on the Settings menu, which includes features such as being able to quickly change the Brightness of the smartphone’s display, toggle various network connections, and access the built-in flashlight. The Settings menu also includes a toggle that lets you instantly switch between your Personal and Work perimeter.

•	Offline Browser Reading Mode - You can now save the current web page you’re on for later viewing, even if you are offline or without an Internet connection.

•
Preferred Contact Sync - You can now choose the sync source for your Contacts ensuring you always have the most up-to-date contact details. When adding a new contact you can designate which sources you want the contact info to sync with, such as the corporate address book, Gmail, Hotmail, etc.

•
Device and Battery Monitor - A new and improved device monitor provides you with essential details on battery usage, the impact of installed apps on battery life and memory usage and storage, as well as CPU stats.

•	Automatic Software Updates - OS updates can be set to happen automatically over a Wi-Fi® connection to help ensure you’re always benefiting from the latest and best possible customer experience.

•
Enterprise Features - When combined with BES10 version 10.2, enterprise customers will gain additional security features and IT policies for when more granular controls are required, such as for regulated industries and for organizations that work with sensitive data. For more information about BES10, please visit www.bes10.com.

•
FM Radio - If you have a BlackBerry® Z30, BlackBerry® Q10 or BlackBerry® Q5 smartphone, the new software update unlocks the built-in FM radio in those handsets. You can listen to local FM stations, which does not require any network connection.

Subject to carrier approvals, BlackBerry 10 OS version 10.2.1 will be available to customers around the world, rolling out starting today in the U.S., Europe, Canada, the Middle East, Africa, Asia Pacific and Latin America, and will be available for the entire line of smartphones running BlackBerry 10 (including the Porsche Design P’9982).

For more information about BlackBerry 10, visit www.blackberry.com/blackberry10OS.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 28, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer